February 4, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20649

Re:	American Surgical Holdings, Inc. Amendment to Registration Statement on Form S-1 File No. 333-163925 Filed January 26, 2010

 Dear Mr. Reynolds:

We represent American Surgical Holdings, Inc. (the “Company,” “we,” “us,” or “our”).  By letter dated February 1, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.1 to Form S-1 originally filed on January 26, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1. We note the company has a December 31 year-end and that it filed its most recent amendment on January 26, 2010.  Please review your document to ensure that it is appropriately updated throughout.  We note, for example, that the company has not updated its disclosures responsive to Item 402 of Regulation S-K in its most recent amendment.

RESPONSE: Please note that the Company has updated its disclosures throughout to incorporate information through the year end, including the disclosures made pursuant to Item 402 of Regulation S-K.

Description of Securities to be Registered, page 10

2. Please revise your discussion under Warrants to consistently present the exercise price.  The first paragraph continues to reflect an exercise price of $2.00.  Also your revised disclosure indicates that the note holders received new warrants in exchange for the old warrants.  The meaning of this statement was unclear as your existing disclosure reflects that the warrants were amended not exchanged.  If new warrants were given as additional consideration in addition to the warrant amendments then revise to state so clearly and disclose the number of warrants issued and their exercise price throughout.

RESPONSE: Please note that the Company has revised the disclosure throughout to clarify that the Warrants were amended rather than exchanged.  Additionally, the Description of Securities section has been amended to clarify the current exercise price of the Warrants.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin

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